Celulosa Arauco y Constitución S.A.

July 12, 2023

VIA EDGAR TRANSMISSION

Office of Manufacturing

Attn Heather Clark and Melissa Gilmore

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC

Re:	Arauco & Constitution Pulp Inc.
Form 20-F for Fiscal Year Ended December 31, 2022
Form 6-K furnished March 29, 2023
File No. 33-99720

Dear Ms. Clark and Ms. Gilmore,

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter dated June 6, 2023, regarding the above-referenced Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”) of Celulosa Arauco y Constitución S.A. (Arauco & Constitution Pulp Inc.) (“Arauco”), as well as the above-referenced Press Release on Form 6-K furnished March 29, 2023.

Concurrently with this letter, we have filed Amendment No. 1 to the Annual Report (the “Form 20-F/A”) via EDGAR, which reflects the changes made in response to the Comment Letter. The financial and other information included in the 20-F remains the same as that which was filed on April 19, 2023 in the Annual Report. A marked copy of Amendment No. 1, which shows changes from the Annual Report, is being submitted supplementally for the convenience of the Staff.

We have reproduced the Staff’s comments below in bold and provided our response immediately below each comment.

Office of Manufacturing

Attn: Heather Clark and Melissa Gilmore

July 12, 2023, p. 2

Form 20-F for the Year Ended December 31, 2022

Financial Statements

Notes to Consolidated Financial Statements as of December 31, 2022 and 2021

Note 16. Interest in Joint Arrangements, page F-64

1.	We note from page F-65 that the income of Celulosa y Energia Punta Pereira S.A. is material to your net income for the year ended December 31, 2022. In this regard, please clarify your ownership percentage of this entity and your consideration of providing financial statements under Instruction 1 to Item 8 of Form 20-F and Article 3-09 of Regulation S-X.

The Company respectfully advises the Staff that Arauco’s ownership percentage over Celulosa y Energía Punta Pereira S.A as of December 31, 2022 corresponds to 50%.

As described in Note 16 of the Consolidated Financial Statements; the Company classified its investment in Celulosa y Energía Punta Pereira S.A as a joint operation based on its contractual rights and obligations and recognized the assets, liabilities, income and expenses associated with its ownership interest as specified in the contractual arrangement pursuant to IFRS 11, Joint Arrangements.

According to the Federal Register Document No. 94-984 and section 6540.4.c of the "Division of Corporation Finance - Financial Reporting Manual", separate financial statements of a joint venture being proportionally consolidated are not required.

Based on the foregoing, the Company respectively informs the Staff that separate financial statements of Celulosa y Energía Punta Pereira S.A are not required to be provided in Form 20-F under Rule 3-09 of Regulation S-X since the Company accounts for such joint arrangement as a joint operation and recognizes the assets, liabilities, income and expenses associated with its ownership interest in the Company’s consolidated financial statements.

Exhibits 12.1, 12.2 and 13.1, page 1

2.	Please amend to provide signed certifications in your Form 20-F.

Arauco acknowledges receipt of the Staff’s comments regarding Exhibits 12.1, 12.2 and 13.1 (the “Exhibits”), and has filed the 20-F/A to include the Exhibits. As described above, the 20-F/A has been concurrently filed along with this letter in response to the Staff’s comments.

Form 6-K furnished March 29, 2023

Press Release 4Q 2022, page 12

3.	We note your calculation of the non-IFRS measure you identify as "free cash flow" appears to differ from the standard calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-IFRS measure in future filings to “adjusted free cash flow” or something similar. Refer to Question 102.07 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Arauco acknowledges receipt of the Staff’s comment and will revise the title assigned to this measure to the extent it differs from the standard calculations of this matter in future press releases furnished on Form 6-K.

*           *           *

Office of Manufacturing

Attn: Heather Clark and Melissa Gilmore

July 12, 2023, p. 3

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2022 Form 20-F; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2022 Form 20-F; and that we may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Arauco or Duane McLaughlin (+1-212-225-2106) of our U.S. counsel Cleary Gottlieb Steen & Hamilton LLP.

Sincerely,

By:	/s/ Gianfranco Truffello
Gianfranco Truffello
Chief Financial Officer
Celulosa Arauco y Constitución S.A. (Registrant)

cc.:       Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP